                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D

                 Under the Securities and Exchange Act of 1934
                             (Amendment No. _____)*



                     RADA ELECTRONIC INDUSTRIES LIMITED
                  ----------------------------------------
                                (Name of Issuer)

                Ordinary Shares, Par Value NIS .002 Per Share
                ---------------------------------------------
                         (Title of Class of Securities)


                                   750115305
                   ----------------------------------------
                                 (CUSIP Number)


                                Robert T. Burke
                             Mandel, Buder & Verges
                               101 Vallejo Street
                            San Francisco, CA  94111
                                 (415) 781-4400

 (Name, Address and Telephone Number Persons Authorized to Receive Notices and
                                Communications)

                                  June 2, 1997
           --------------------------------------------------------
           (Date of Events which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 750115305                                      PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Horsham Enterprises, Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2 (e)                                                  [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,398,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,398,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,398,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 750115305                                         Page 3 of 6 Pages


ITEM 1:  SECURITY AND ISSUER
-------  -------------------

1. Class of Securities: Ordinary Shares, par value NIS.002 per share (the "Ordinary Shares")

2.  Issuer:  Rada Electronic Industries Limited ("Rada")

3.  Principal Address:  Medinat Hayehudim 12, Herzliya-Pituach, Israel, 46120


ITEM 2:  IDENTITY AND BACKGROUND
-------  ------------------------


     (a)  REPORTING PERSON:  Horsham Enterprises Limited ("Horsham")

     (b) Business Address: Columbus Centre Building, Wickams Cay, Road Town, Tortola, British Virgin Islands

     (c)  Principal Business: Holding investments

     (d)  Criminal Convictions:  None

     (e)  Civil Ajudication of Violation of Securities Laws:  None

     (f)  Citizenship or place of organization:  British Virgin Islands

Horsham is beneficially owned, in equal shares, by Howard P.L. Yeung and Kenneth Yeung, who are brothers. The sole managing director of Horsham, and therefore its sole executive officer and director, is Roy K.C. Chan.

     (a)  INSTRUCTION C REPORTING PERSON:  Howard P.L. Yeung

     (b) Business Address: 2202 Kodak House II, 39 Healthy Street, East, North Point, Hong Kong

     (c)  Principal Business: Investor

     (d) Criminal Convictions (excluding traffic violations or similar misdemeanors): None

     (e)  Civil Adjudication of Violation of Securities Laws:  None

     (f)  Citizenship or place of organization:  Hong Kong

          *   *   *   *   *   *   *   *   *   *   *   *   *   *   *   *

     (a)  INSTRUCTION C REPORTING PERSON:  Kenneth Yeung

     (b) Business Address: 2202 Kodak House II, 39 Healthy Street, East, North Point, Hong Kong

CUSIP No. 750115305                                         Page 4 of 6 Pages


     (c)  Principal Business: Investor

     (d) Criminal convictions (excluding traffic violations or similar misdemeanors): None

     (e)  Civil adjudication of violation of securities laws:  None

     (f)  Citizenship or place of organization:  Hong Kong

          *   *   *   *   *   *   *   *   *   *   *   *   *   *   *   *

     (a)  INSTRUCTION C REPORTING PERSON:  Roy K.C. Chan

     (b) Business Address: 2202 Kodak House II, 39 Healthy Street, East, North Point, Hong Kong

     (c)  Principal Business: Investor

     (d) Criminal convictions (excluding traffic violations or similar misdemeanors): None

     (e)  Civil adjudication of violation of securities laws:  None

     (f)  Citizenship or place of organization:  Hong Kong

ITEM 3:   SOURCE AND AMOUNT OF FUNDS
------------------------------------

If the option contained in the Stock Purchase Agreement discussed in Item 5(a) below (the "Kellstrom Option") is exercised, the source of the purchase price for the securities of Rada, in the aggregate amount of $3,473,512, would be working capital of Horsham.

ITEM 4:  PURPOSE OF TRANSACTION
-------------------------------

The Ordinary Shares of Rada to be purchased by Horsham if Horsham decides to exercise the Kellstrom Option will be acquired for investment purposes. Subject to applicable legal requirements and the factors referred to below, Horsham may purchase Ordinary Shares pursuant to the Kellstrom Option, purchase shares in the open market or in privately regulated transactions or dispose of any or all shares it may then hold. Factors that may be considered by Horsham include Rada's financial condition, business and prospects, other developments concerning Rada or its joint venture with Horsham, price levels of the Ordinary Shares, other opportunities available to Horsham, and general political, economic and financial market conditions in the United States, Hong Kong or Israel. On October 11, 1996, Horsham entered into a joint venture with Rada to establish maintenance facilities using Rada's technology. If Horsham makes a significant investment in Rada, it intends to seek representation on Rada's Board of Directors and to modify certain provisions of the existing joint venture between itself and Rada. Except as set

CUSIP No. 750115305                                         Page 5 of 6 Pages

forth above, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D.

ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

     (a) On June 2, 1997, Horsham entered into an option agreement, entitled Stock Purchase Agreement, with Kellstrom Industries, Inc., a Delaware corporation ("Kellstrom"). Pursuant to the Stock Purchase Agreement, Horsham has the option through July 11, 1997, to purchase from Kellstrom for $3,473,512 a total of 1,398,000 Ordinary Shares of Rada, 100,000 of which are currently outstanding and held by Kellstrom, and 1,298,000 of which had not yet been issued as of the date of execution of the Stock Purchase Agreement. Following notice of exercise of this option, Kellstrom is to use its best efforts to purchase the 1,298,000 Ordinary Shares from Rada pursuant to a Right of First Refusal Agreement dated June 22, 1995. (Horsham understands that the board of directors of Rada has authorized the issuance of such 1,298,000 Ordinary Shares to Kellstrom at an issuance price of approximately $2.44 per share, for an aggregate issuance price of $3,172,512.) The 1,398,000 Ordinary Shares of Rada to be purchased by Horsham from Kellstrom (upon exercise by Horsham of the option granted by the Stock Purchase Agreement) will represent 13.8% of the total number of Ordinary Shares of Rada then outstanding. As stated above, Horsham is controlled by Howard P.L. Yeung and Kenneth Yeung.

     (b) Except as set forth in Item 5(a) above, no transactions in the class of securities reported on were effected during the past sixty days by the Reporting Persons.

     (c)  Not applicable

     (d) As stated above, Horsham is controlled by Howard P.L. Yeung and Kenneth Yeung.

     (e)  Ownership below 5%:  Not applicable

ITEM 6:   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER
          ---------------------------

      None except as set forth in Item 5(a) above.
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CUSIP No. 750115305                                         Page 6 of 6 Pages

ITEM 7:  EXHIBITS
-----------------

     1. Stock Purchase Agreement, dated June 2, 1997, by and between Horsham and Kellstrom.

SIGNATURE
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth is this statement is true, complete and correct.

Horsham Enterprises Limited


/s/ Roy K.C. Chan
_____________________________________
By: Roy K.C. Chan, Managing Director

                                 EXHIBIT INDEX

Exhibit
-------
Exhibit 1           Stock Purchase Agreement